Exhibit 99.1

REPORT UNDER NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.                                      The name and address of the offeror.

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario
M5J 2V5

2.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Pursuant to the terms of its offer dated February 10, 2014, as amended (the “Offer”), to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, Hudbay has taken up the additional 6,100,762 Augusta Shares that were validly deposited under the Offer, which represent approximately 4% of the issued and outstanding Augusta Shares.

3.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

Including the additional 6,100,762 Augusta Shares taken up under the Offer, Hudbay owns 145,393,108 Augusta Shares, representing approximately 96% of the issued and outstanding Augusta Shares.

4.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)                                    the offeror, either alone or together with any joint actors, have ownership and control.

See item 3 above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

Not applicable.

(iii)                            the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.                                      The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

6.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

See item 10 below.

7.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The purpose of the Offer, which has terminated, was to enable Hudbay to acquire, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Augusta Shares.

Hudbay intends to acquire, through a subsequent acquisition transaction, the Augusta Shares it does not already own for the same consideration per Augusta Share as was paid under the Offer. The exact timing and details of any such transaction will depend upon a number of factors.

8.                                      The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

9.                                      The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

Not applicable.

10.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

In consideration for the additional 6,100,762 Augusta Shares taken up by Hudbay under the Offer, 1,921,762 common shares of Hudbay (“Hudbay Shares”) and 1,037,137 warrants to acquire Hudbay Shares will be issued, representing consideration with a value of approximately $4.09 per Augusta Share and total consideration of approximately $25 million (based on the closing prices of the Hudbay Shares and warrants on the Toronto Stock Exchange on July 29, 2014).

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

See items 2, 3 and 7 above.

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting the reliance.

Not applicable.

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DATED this July 30th, 2014.

HUDBAY MINERALS INC.

Per:	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President and General Counsel